Exhibit 12.1

HARD ROCK HOTEL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Month Ended	Years Ended					Three Months Ended
	December 31, 1999	November 31, 1998	November 30, 1999	December 31, 2000	December 31, 2001	December 31, 2002	March 31, 2002	March 31, 2003
	(in thousands)
Pre-tax earnings income (loss)	$(4,949)	$(160)	$(12,234)	$(947)	$2,816	$2,491	$1,522	$2,511
Fixed charges	1,560	11,665	16,950	17,003	16,309	14,149	3,571	3,455
Less: capitalized interest included in fixed charges	—	(793)	(2,264)	(31)	(15)	(12)	—	(5)
Total earnings available to cover fixed charges	$(2,934)	$10,712	$2,452	$16,025)	$19,110	$16,628	$5,093	$5,961
Interest expense	$1,469	$10,093	$13,686	$15,980	$15,186	$13,209	$3,387	$3,265
Capitalized interest	—	793	2,264	31	15	12	—	$5
Interest elements of rentals	21	103	26	152	159	191	—	—
Loan fee amortization	70	676	974	840	949	737	184	185
Total fixed charges	$1,560	$11,665	$16,950	$17,003	$16,309	$14,149	$3,571	$3,455
Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)	$(4,494)	$(953)	$(14,498)	$(978)	1.17:1.00	1.18:1.00	1.42:1.00	1.72:1.00